

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

Paraq Saxena
Chief Executive Officer
Eucrates Biomedical Acquisition Corp.
250 W. 55th Street, Suite 13D
New York, New York 10019

   Re: Eucrates Biomedical Acquisition Corp.
    Draft Registration Statement on Form S-1
    Submitted September 2, 2020
    CIK No. 1822929

Dear Mr. Saxena:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted September 2, 2020

Facilities, page 92

1. We note that your executive offices, utilities, and secretarial and administrative services will be provided to you free of charge. On page 61, we note that you anticipate incurring approximately $100,000 for office space, administrative, and support services. Please revise accordingly.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Martin James, Senior Advisor, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing